UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 000-24647
Terayon Communication Systems, Inc.
(Exact name of registrant as specified in its charter)
2450 Walsh Avenue
Santa Clara, California 95051
(408) 235-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certificate or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Terayon Communication Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 20, 2007

Terayon Communication Systems, Inc.
By:	/s/ Mark Richman
Name:	Mark Richman
Title:	CFO